SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Attains Gold Certified Partner Status in Microsoft Partner Program dated April 8, 2008.

     2. Press release re RADVISION to Showcase Advanced Video Solutions and Interoperability for Unified Communications at Interop Las Vegas 2008 dated April 29, 2008.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Attains Gold Certified Partner Status in Microsoft Partner Program

Tuesday April 8, 2:00 am ET

RADVISION Further Distinguishes Itself by Earning a Microsoft Competency in ISV/Software Solutions - 3 Years Running

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced it has attained Gold Certified Partner status in the Microsoft Partner Program with a competency in ISV/Software Solutions for the third straight year, recognizing RADVISION's expertise and impact in the technology marketplace. As a Gold Certified Partner, RADVISION has demonstrated expertise with Microsoft technologies and proven ability to meet customers' needs. Microsoft Gold Certified Partners receive a rich set of benefits, including access, training and support, giving them a competitive advantage in the channel.

RADVISION recently introduced its SCOPIA Microsoft Office Communications Server
(OCS) 2007 Connector providing advanced video conferencing system interoperability to Microsoft Office Communications Server 2007. The SCOPIA Connector enhances the Microsoft solution providing the capability for Office Communicator users to participate in conferences with standards-based video conferencing systems and devices. The SCOPIA Connector is a simple-to-use, highly flexible tool allowing OCS 2007 users to join a meeting hosted on the SCOPIA Conferencing Platform. With it, Office Communicator desktop users have full interoperability with video conferencing room systems including the latest HD (High Definition) endpoints with continuous presence multipoint video.

"RADVISION has a significant history of support of Microsoft technologies. Our unique expertise in creating solutions enhancing Microsoft's Real Time Communications and Unified Communications initiatives has been recognized with the attainment of Microsoft Gold Certified Partnership status for the third straight year," said Zeev Bikowsky, General Manager Networking Business Unit for RADVISION. "The benefits provided through our Gold Certified Partner status will allow us to continue to enhance the offerings that we provide for customers."

"Customers are looking for partner companies that can bridge the gap between their business demands and technology capabilities," said Allison Watson, vice president of the Worldwide Partner Sales and Marketing Group at Microsoft Corp. "They need to trust in a company that can act as an expert adviser for their long-term strategic technology plans. Microsoft Gold Certified Partners, which have certified expertise and direct training and support from Microsoft, can build a positive customer experience with our technologies. Today, Microsoft recognizes RADVISION as a Gold Certified Partner for demonstrating its expertise providing customer satisfaction using Microsoft products and technology."

As one of the requirements for attaining Gold Certified Partner status, RADVISION had to declare a Microsoft Competency. Microsoft Competencies are designed to help differentiate a partner's capabilities with specific Microsoft technologies to customers looking for a particular type of solution. Each competency has a unique set of requirements and benefits, formulated to accurately represent the specific skills and services that partners bring to the technology industry.

The ISV/Software Solutions Competency recognizes the skill and focus that partners bring to a particular solution set. Microsoft Gold Certified Partners that have obtained this competency have a successful record of developing and marketing packed software based on Microsoft technologies.

"Solutions competencies are an important way for Microsoft to better enable independent software vendors (ISVs) to meet customer needs," said Sanjay Parthasarathy, corporate vice president of the Developer & Platform Evangelism Group at Microsoft. "They allow ISVs to keep and win customers through their deep knowledge of solutions-based Microsoft platform technologies. Microsoft has a long history of working closely with ISV partners to help them deliver compelling solutions and applications to our mutual customers, and the Microsoft Competencies are an important step in continuing to enhance vital relationships with ISVs worldwide."

The Microsoft Partner Program was launched in October 2003 and represents Microsoft's ongoing commitment to the success of partners worldwide. The program offers a single, integrated partnering framework that recognizes partner expertise, rewards the total impact that partners have in the technology marketplace, and delivers more value to help partners' businesses be successful.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Ltd.
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti/ Todd Barrish
+1 212-704-7385
kristin@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION to Showcase Advanced Video Solutions and Interoperability for Unified Communications at Interop Las Vegas 2008

Tuesday April 29, 9:00 am ET

RADVISION SCOPIA Technology Demonstrated At the Core of Video-enabled Unified Communications, IBM Lotus Solution Enhanced for Lotus Notes and Domino

LAS VEGAS & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that from April 29th - May 1st at the Interop exhibition in Las Vegas, RADVISION will demonstrate multiple technology integrations with its unified communications partners showcasing the power of unified visual communications with RADVISION technology at the core.

At Interop booth 1577, RADVISION will be demonstrating:

     o IBM Lotus Sametime with multiparty audio and video from the SCOPIA Conferencing Platform

     o    Microsoft  Office   Communications   Server  2007  video  conferencing
          connectivity via SCOPIA

     o    Cisco Unified Videoconferencing powered by SCOPIA technology

     o Interoperability between the IBM, Microsoft, and Cisco solutions in addition to HD (high definition) room based video conferencing and video telephony

IBM Lotus Sametime with multiparty audio and video from the SCOPIA Conferencing Platform

RADVISION's SCOPIA Conferencing Platform with SCOPIA Desktop brings advanced conferencing capability to IBM's next generation unified communications and collaboration platform enhancing the instant messaging and conferencing capabilities of Lotus Sametime by enabling users to create and initiate multiparty audio and video conferences directly from within Lotus Sametime.

New today are enhancements to the solution providing scheduling and directory integration with IBM Lotus Notes and Lotus Domino. Now users can schedule SCOPIA hosted meetings from Lotus Notes in addition to having their username and password credentials authenticated against Lotus Domino.

Microsoft Office Communications Server 2007 video conferencing connectivity via SCOPIA

The SCOPIA Office Communications Server (OCS) 2007 Connector enhances the latest Microsoft unified communications offering providing the capability for Office Communicator users to participate in conferences with standards-based video conferencing systems and devices. The SCOPIA Connector is a simple to use, highly flexible tool allowing OCS 2007 users to join a meeting hosted on the SCOPIA Conferencing Platform using their native Office Communicator client. Now Office Communicator desktop users have full interoperability with video conferencing room systems including the latest high definition endpoints with continuous presence multipoint video.

Cisco Unified Videoconferencing powered by SCOPIA technology

The Cisco Unified Videoconferencing System is integrated into Cisco Unified Communications to enable connectivity with a broad range of room and desktop video systems and communications environments. RADVISION provides the infrastructure for Cisco Unified Videoconferencing, including MCUs, Gateways and software for setting up and managing video sessions. Cisco Unified Videoconferencing includes desktop video that extends the capabilities of the Cisco Unified Videoconferencing MCU to remote users with a free, Web-based client that includes H.239 data collaboration, embedded firewall and NAT traversal and conference streaming. This provides the same continuous presence and data sharing capabilities as video conferencing room systems extending their reach and impact.

"Enterprises today have a broad array of options available to them for communications including: unified communications platforms from the major vendors, telepresence systems, HD room systems, desktop video and video telephony - with most enterprises having some combination of these. Natively, they don't easily interoperate with each other and increase the risk of creating islands of communication," said Zeev Bikowsky, General Manager Networking Business Unit for RADVISION. "We invite you to visit us at Interop where we will show interoperability between the IBM, Microsoft, and Cisco applications including high definition room-based video conferencing and video telephony. RADVISON's SCOPIA technology provides users the freedom to choose their preferred application or use them all."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1-212-704-7385
sean@dukaspr.com
or
Todd Barrish, +1-212-704-7385
todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel

Date: April 30, 2008